SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Celularity Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

151190204
(CUSIP Number)

c/o Tan Kong Han
Dragasac Limited
25th Floor, Wisma Genting, Jalan Sultan Ismail, 50250
Kuala Lumpur, Wilayah Persekutuan, Malaysia
+(603) 2333-6888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151190204	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
Dragasac Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,335,630 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,335,630 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,335,630 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 1,188,255 Common Shares that the Reporting Person has the right to acquire upon exercise of warrants.
2. Calculation is based on the sum of (i) 21,782,861 Common Shares that were expected to be outstanding following the Reverse Stock Split (as defined herein), based on information reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2024, plus (ii) 1,188,255 Common Shares issuable to the Reporting Person upon exercise of warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190204	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
Resorts World Inc Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,250,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 2,250,000 Common Shares that the Reporting Person has the right to acquire upon exercise of warrants.
2. Calculation is based on the sum of (i) 21,782,861 Common Shares that were expected to be outstanding following the Reverse Stock Split, based on information reported in the Issuer’s current report on Form 8-K filed with the SEC on February 26, 2024, plus (ii) 2,250,000 Common Shares issuable to the Reporting Person upon exercise of warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190204	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
Genting Berhad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,585,630 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,585,630 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,585,630 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes (i) 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants and (ii) 2,250,000 Common Shares that RWI has the right to acquire upon exercise of warrants.
2. Calculation is based on the sum of (i) 21,782,861 Common Shares that were expected to be outstanding following the Reverse Stock Split, based on information reported in the Issuer’s current report on Form 8-K filed with the SEC on February 26, 2024, plus (ii) 3,438,255 Common Shares issuable to Dragasac and RWI upon exercise of warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190204	Page 5 of 9 Pages
1	NAMES OF REPORTING PERSONS
Lim Kok Thay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41,536 (1)

	8	SHARED VOTING POWER
8,585,630 (2)

	9	SOLE DISPOSITIVE POWER
41,536 (1)

	10	SHARED DISPOSITIVE POWER
8,585,630 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,627,166 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.  This amount includes 37,921 Common Shares that Mr. Lim has the right to acquire upon exercise of stock options previously granted to Mr. Lim in connection with his role as a director of the Issuer.
2. This amount includes (i) 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants and (ii) 2,250,000 Common Shares that RWI has the right to acquire upon exercise of warrants.
3. Calculation is based on the sum of (i) 21,782,861 Common Shares that were expected to be outstanding following the Reverse Stock Split, based on information reported in the Issuer’s current report on Form 8-K filed with the SEC on February 26, 2024, plus (ii) 3,438,255 Common Shares issuable to Dragasac and RWI upon exercise of warrants, and (iii) 37,921 Common Shares issuable to Mr. Lim upon exercise of stock options previously granted to Mr. Lim in connection with his role as a director of the Issuer, each of (ii) and (iii) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190204	Page 6 of 9 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) amends certain items of the Schedule 13D filed with the SEC on July 26, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed with the SEC on June 22, 2023 and Amendment No. 2 filed with the SEC on January 17, 2024 (collectively, the “Schedule 13D”), relating to the Class A Common Stock, par value $0.0001 per share (the “Common Shares”), of Celularity, Inc. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a - c), (f) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	Dragasac Limited, an Isle of Man limited company (“Dragasac”);
ii.	Resorts World Inc Pte. Ltd., a Singapore private company (“RWI”);
iii.	Genting Berhad, a Malaysian public company; and
iv.	Lim Kok Thay, a Malaysian citizen (“Mr. Lim”).

Dragasac, an investment holding company, is an indirect wholly-owned subsidiary of Genting Berhad, a public company listed on the Malaysian stock exchange that is principally an investment holding and management company. Mr. Lim is an indirect beneficial owner of the largest shareholder of Genting Berhad, where he serves as Chief Executive and Chairman of the Board. RWI is a private company incorporated in Singapore. Genting Berhad indirectly holds 50% of RWI with the balance 50% indirectly held by Mr. Lim.

The principal business address of each of Dragasac, Genting Berhad, and Mr. Lim is c/o Genting Berhad, 14th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Wilayah Persekutuan, Malaysia. The principal business address of RWI is 3, Lim Teck Kim Road, #09-02, Genting Centre, Singapore 088934.

The board of directors of Dragasac is comprised of Mark Jonathan Lewin, Sharon Ann Cain, Wong Yee Fun, Tan Kong Han, and Colette Kerruish (alternate to Mark Jonathan Lewin and Sharon Ann Cain). The board of directors of Genting Berhad is comprised of Mr. Lim, Foong Cheng Yuen, Lim Keong Hui, Tan Kong Han, Dr. Thillainathan a/l Ramasamy, Koid Swee Lian, Manharlal a/l Ratilal, Eric Ooi Lip Aun, and Lee Tuck Heng. The executive officers of Genting Berhad are Mr. Lim (Chief Executive), Lim Keong Hui (Deputy Chief Executive), Tan Kong Han (President and Chief Operating Officer), and Wong Yee Fun (Chief Financial Officer). Each of the foregoing directors and executive officers, except Mark Jonathan Lewin, Sharon Ann Cain, and Colette Kerruish, are citizens of Malaysia and have a principal business address of:

c/o Genting Berhad,
24th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Wilayah Persekutuan
Malaysia

Mark Jonathan Lewin, Sharon Ann Cain, and Colette Kerruish are citizens of the United Kingdom and have a principal business address of:

c/o IQ EQ (Isle of Man) Limited, First Names House
Victoria Road, Douglas,
Isle of Man IM2 4DF

The board of directors of RWI is comprised of Lim Keong Hui, Gerard Lim Ewe Keng, Tan Kong Han, and Hiu Woon Yau. Each of the foregoing directors are citizens of Malaysia and have a principal business address of 3, Lim Teck Kim Road, #09-02, Genting Centre, Singapore 088934.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 151190204	Page 7 of 9 Pages
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 13, 2024, RWI and the Issuer entered into a forbearance agreement (the “Forbearance Agreement”) pursuant to which RWI agreed, subject to certain limited exceptions, not to exercise its rights and remedies upon the occurrence of any default under the Loan Agreement (as defined in Amendment No. 1), as amended by the Amended Loan Agreement (as defined in Amendment No. 1) and the Second Amended Loan Agreement (as defined in Amendment No. 2) (collectively, the “RWI Loan Agreement”), until the earlier of (a) the Issuer’s obligations in respect of a $3.15 million convertible promissory note (the “Promissory Note”) between the Issuer and YA II PN, Ltd. have been paid in full, or (b) March 13, 2025 (the “Forbearance”). Pursuant to the Forbearance Agreement, RWI also consented to the Issuer’s incurrence of indebtedness under the Promissory Note and to the cash payments required to be made under the Promissory Note and any related documentation, and the Issuer agreed to increase the interest rate on the loan outstanding under the RWI Loan Agreement by 100 basis points.

As consideration for RWI entering into the Forbearance Agreement, the Issuer issued a warrant to RWI to acquire up to 300,000 Common Shares (the “Forbearance Warrant”). The Forbearance Warrant is immediately exercisable (or, if RWI reasonably determines in its sole discretion that clearance from CFIUS is required, the date of such clearance from CFIUS) at an exercise price of $5.895 per Common Share (and can be exercised on a cashless basis) and expires on June 20, 2028.

The foregoing summary of each of the Forbearance Agreement and the Forbearance Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Forbearance Agreement and the Forbearance Warrant, each of which is attached hereto as an exhibit to this Amendment No. 3 and is incorporated by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 3 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) As of the date hereof, Dragasac may be deemed to beneficially own 6,335,630 Common Shares, or approximately 27.6% of the Common Shares outstanding. This amount includes (i) 5,147,375 Common Shares held directly by Dragasac and (ii) 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants.

As of the date hereof, RWI may be deemed to beneficially own 2,250,000 Common Shares, or approximately 9.4% of the Common Shares outstanding, which consists entirely of Common Shares that RWI has the right to acquire upon exercise of warrants.

As of the date hereof, Genting Berhad may be deemed to beneficially own 8,585,630 Common Shares, or approximately 34.0% of the Common Shares outstanding. This amount includes (i) 5,147,375 Common Shares held directly by Dragasac, (ii) 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants, and (iii) 2,250,000 Common Shares that RWI has the right to acquire upon exercise of warrants.

As of the date hereof, Mr. Lim may be deemed to beneficially own 8,627,166 Common Shares, or approximately 34.2% of the Common Shares outstanding. This amount includes (i) 5,147,375 Common Shares held directly by Dragasac, (ii) 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants, (iii) 2,250,000 Common Shares that RWI has the right to acquire upon exercise of warrants, (iv) 3,615 Common Shares held directly by Mr. Lim, and (v) an aggregate 37,921 Common Shares issuable to Mr. Lim upon exercise of stock options previously granted to Mr. Lim in connection with his role as a director of the Issuer.

The percentages set forth herein are based on the sum of (i) 21,782,861 Common Shares that were expected to be outstanding following the 1-for-10 reverse stock split effected by the Issuer on February 28, 2024 (the “Reverse Stock Split”), based on information reported in the Issuer’s current report on Form 8-K filed with the SEC on February 26, 2024, plus (ii) the number of Common Shares issuable to each Reporting Person within sixty days, which have been added to the total Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Dragasac, Genting Berhad, and Mr. Lim may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, the 5,147,375 Common Shares held directly by Dragasac and the 1,188,255 Common Shares that Dragasac has the right to acquire upon exercise of warrants. RWI, Genting Berhad, and Mr. Lim may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, the 2,250,000 Common Shares that RWI has the right to acquire upon exercise of warrants. Mr. Lim may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 3,615 Common Shares held directly by Mr. Lim and the aggregate 37,921 Common Shares issuable to Mr. Lim upon exercise of stock options previously granted to Mr. Lim in connection with his role as a director of the Issuer.

In addition to the foregoing, RWI holds warrants to acquire 1,350,000 Common Shares that are not exercisable within sixty days. As such, the 1,350,000 Common Shares underlying such warrants have been excluded from the beneficial ownership of each of RWI, Genting Berhad, and Mr. Lim reported herein.

(c) The response to Item 3 of this Amendment No. 3 is incorporated by reference herein. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares since the filing of Amendment No. 2.

CUSIP No. 151190204	Page 8 of 9 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 3 is incorporated by reference herein.

Except as otherwise set forth in the Schedule 13D, as amended by this Amendment No. 3, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.18	Forbearance Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on March 15, 2024).

Exhibit 99.19	Forbearance Warrant (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Issuer with the SEC on March 15, 2024).

CUSIP No. 151190204	Page 9 of 9 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2024

Dragasac Limited

	By:	/s/ Tan Kong Han
	Name:	Tan Kong Han
	Title:	Director

Resorts World Inc Pte. Ltd.

	By:	/s/ Hiu Woon Yau
	Name:	Hiu Woon Yau
	Title:	Director

Genting Berhad

	By:	/s/ Loh Bee Hong, Elaine
	Name:	Loh Bee Hong, Elaine
	Title:	Company Secretary

Lim Kok Thay

/s/ Lim Kok Thay